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July 16, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:      Effie Simpson

                      Martin James

                      Geoff Kruczek

                      Jay Ingram

Re:	Brilliant Earth Group, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted June 11, 2021
CIK No. 0001866757

Ladies and Gentlemen:

On behalf of Brilliant Earth Group, Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on June 11, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on July 8, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

General

1.

Please disclose the total economic value of the payments under the Tax Receivable Agreement. Because it appears that you use Adjusted EBITDA as a significant metric for measuring your financial performance and because this measure does not account for a reduction in a deferred tax asset, please describe the impact the arrangement has on the business’s total enterprise value and, consequently, the price of the securities you will be offering in the IPO. The discussion of the Tax Receivable Agreement and the redirection of cash flows to the pre-IPO owners should be given more prominence in your prospectus than

July 16, 2021

is currently present. While the disclosure on pages 61-64 is descriptive, the TRA is a key financial arrangement that will materially impact your liquidity and should be featured as a principal topic in the prospectus. Because the arrangement could be considered a windfall for the pre-IPO owners, your disclosure should adequately and prominently address the fact that the agreement confers significant economic benefits to the TRA Participants and redirects cash flows to them at the expense of public shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11, 14, 15, 64-66, 82-83, and 156.

Dilution, page 87

2.	Please disclose how the numbers and percentages in the table on page 88 assuming the exercise of all outstanding options and warrants.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the steps of the reorganization transactions are still being considered and the disclosure will be updated in a pre-effective amendment to the Registration Statement, to the extent that any options or warrants remain outstanding.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 106

3.

We note your disclosures regarding the factors to which you attribute the fluctuations in income statement line items. In addition to discussing the reasons for the change, as appropriate please revise your disclosures to also quantify the change resulting from each of the factors noted.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 to provide greater detail and quantification of the factors that cause the fluctuations in income statement line items, to the extent such factors are readily quantifiable.

4.

We note your discussion of gross profit on page 109 and your reference to improvements in that measure being offset by higher cost of sales in the reported periods. To the extent possible, please revise the discussion to quantify the impact of the factors that impacted your gross profit both positively and negatively during the reported periods, including the components of cost of sales you currently reference. Separately quantify and discuss each material factor, rather than netting them. Refer to FR-72.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 111. The Company notes that certain COVID-19-related changes in its supplier mix and shipping methods and the impact to its gross profitability are not readily quantifiable.

July 16, 2021

Sourcing and Supply Chain, page 130

5.

Please clarify the nature of your arrangements with your suppliers and manufacturing partners, including how pricing is determined, given that your disclosure indicates you typically do not enter into long-term contracts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 32, 57-58, and 134. The Company works with a diversified base of suppliers and manufacturing partners, and pricing with those partners is determined by mutual agreement. With its manufacturing partners, pricing is typically established for fixed periods of time without minimum purchase requirements, and is periodically renegotiated based on market conditions and other variables. With its diamond suppliers, competition and other market dynamics play a role in determining pricing. For both manufacturing and diamond suppliers, the Company has a number of different suppliers that it may use to meet the evolving needs of its business.

Brilliant Earth Group, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

6.

Please have your registered public accounting firm revise its report to indicate that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the report to the “auditing” standards of the Public Company Accounting Oversight Board is not consistent with the requirements of PCAOB AS3101.

Response: The Company respectfully acknowledges the Staff’s comment and BDO USA, LLP will amend its report to indicate that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States)” in connection with the first public filing of the Company’s registration statement on Form S-1.

Brilliant Earth Group, Inc.

Report of Independent Registered Public Accounting Firm, page F-5

7.

Please have your registered public accounting firm revise its report to indicate that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the report to the “auditing” standards of the Public Company Accounting Oversight Board is not consistent with the requirements of PCAOB AS3101.

Response: The Company respectfully acknowledges the Staff’s comment and BDO USA, LLP will amend its report to indicate that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States)” in connection with the first public filing of the Company’s registration statement on Form S-1.

Exhibits

8.	Please file as exhibits the executive compensation arrangements mentioned on page 145.

Response: The Company respectfully acknowledges the Staff’s comment and will do so in a pre-effective amendment to the Registration Statement.

* * *

July 16, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	(via email)

Alex K. Grab, Esq., General Counsel, Brilliant Earth Group, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Haim Zaltzman, Esq., Latham & Watkins LLP

Kristen Grannis, Esq., Latham & Watkins LLP

Benjamin J. Cohen, Esq., Latham & Watkins LLP

Shane Tintle, Esq., Davis Polk & Wardwell LLP

Roshni Cariello Banker, Esq., Davis Polk & Wardwell LLP